Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

1.
Name and Address of Company

CordovaCann Corp. (the “Company”)
333 Bay Street, Suite 1700
Toronto, ON, M5H 2R2

2.
Date of Material Change

May 17, 2018

3.
News Release

A press release disclosing the material change was released on May 17, 2018.

4.
Summary of Material Change

The Company’s board of directors has appointed Nathan Nienhuis as Chief Operating Officer, effective immediately. Effective immediately, the Company’s board of directors has also appointed Thomas (Taz) M. Turner, Jr., the Company’s CEO, as Interim Chairman, replacing J. Graham Simmonds.

5.
Full Description of Material Change

See Schedule "A" for a full description of the above change.

6.
Reliance on subsection 7.1(2) of National Instrument 51-102

The report is not being filed on a confidential basis.

7.
Omitted Information.

No significant facts have been omitted from this Material Change Report.

8.
Executive Officer.

For further information, contact Taz Turner of the Company at (917) 843-2169.

9.
Date of Report.

This report is dated at Toronto, this 17th day of May, 2018.

CORDOVACANN CORP.

Per:	/s/ Thomas M. Turner, Jr.
Thomas M. Turner, Jr., CEO

Schedule "A"

CORDOVACANN APPOINTS NATE NIENHUIS AS CHIEF OPERATING OFFICER
AND TAZ TURNER AS INTERIM CHAIRMAN

TORONTO, ONTARIO, May 17, 2018 – CordovaCann Corp. (OTCQB: LVRLF) (“CordovaCann” or the “Company”), a leading cannabis company, announced today that the Company’s board of directors has appointed Nate Nienhuis as Chief Operating Officer (“COO”), effective immediately. Mr. Nienhuis has worked in the regulated cannabis industry for over 20 years in a number of roles and jurisdictions around the globe. He has served as a director of CordovaCann since November 2017 and has been invaluable to the execution the Company’s strategy. In his additional role as COO, Mr. Nienhuis will oversee CordovaCann’s relationships with its operating partners in each jurisdiction while also continuing to help formulate and execute on the vision of the Company.

Mr. Nienhuis has extensive experience consulting to both public and private companies on all aspects of cannabis operations. Since 1996, when California approved its medical cannabis program, Mr. Nienhuis has led initiatives that include facility design, managing of production and processing facilities, product development and dispensary oversight. Over the course of his career, Mr. Nienhuis has served as head horticulturalist at licensed medical cannabis companies in California, Arizona, Colorado, Washington, Oregon, Nevada, Washington DC, and Canada.

In 2011, Mr. Nienhuis assisted in developing the District of Columbia’s program for legalized medical cannabis where he was responsible for developing the necessary cultivation and extraction capabilities. Furthermore, Mr. Nienhuis has developed and sold cutting-edge equipment for the safe extraction of cannabinoids and has been at the forefront of devising new extraction methods for processing at scale. As an extraction expert, he has consulted on facility design for commercial cannabis extraction laboratories across the world, including ensuring compliance with Class 1 Division 1 standards for the use of volatile chemicals.

Effective immediately, the Company’s board of directors has also appointed Taz Turner, the Company’s CEO, as Interim Chairman, replacing Graham Simmonds. Mr. Simmonds has chosen to resign from CordovaCann to focus on his other business endeavors.

“We are pleased to have Nate join the management team of CordovaCann as COO. He has been an integral part of the Company and his business acumen, industry knowledge and leadership have helped drive our expansion strategy into the Colorado, Oregon, Nevada and California cannabis markets,” stated Mr. Taz Turner, Interim Chairman and CEO of CordovaCann. “Nate has the expertise and the strategic vision to help build CordovaCann into a leader in the cannabis industry.”

Mr. Turner concluded, “On behalf of the board and management, we appreciate the guidance and leadership that Graham has provided in his tenure, as he has assisted in in the growth of the Company and is leaving it well-positioned for the future. I look forward to fulfilling the role on an interim basis as management continues to focus on expanding the business over both the short and long term.”

To be added to the Company’s distribution list, please email cordova@kcsa.com with “Cordova” in the subject line.

About CordovaCann Corp.
CordovaCann Corp. (formerly LiveReel Media Corp.) is a Canadian-domiciled company focused on building a leading, diversified cannabis products business across multiple U.S. jurisdictions. CordovaCann primarily provides services and investment capital to the processing and production vertical markets of the cannabis industry.

Forward-looking Statements
Note: This press release contains “forward looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on currently available competitive, financial and economic data and management’s views and assumptions regarding future events. Such forward-looking statements are inherently uncertain. The Company cannot provide assurances that the matters described in this press release will be successfully completed or that the company will realize the anticipated benefits of any transaction. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: global economic and market conditions; the war on terrorism and the potential for war or other hostilities in other parts of the world; the availability of financing and lines of credit; successful integration of acquired or merged businesses; changes in interest rates; management’s ability to forecast revenues and control expenses, especially on a quarterly basis; unexpected decline in revenues without a corresponding and timely slowdown in expense growth; the company’s ability to retain key management and employees; intense competition and the company’s ability to meet demand at competitive prices and to continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance; relationships with significant suppliers and customers; as well as other risks and uncertainties, including but not limited to those detailed from time to time in the Company’s public filing on EDGAR and SEDAR. The Company undertakes no obligation to update information contained in this release. For further information regarding risks and uncertainties associated with the Company’s business, please refer to the risks and uncertainties detailed from time to time in the Company’s EDGAR and SEDAR filings.

The press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of Company securities in any state in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

Contact:
Phil Carlson / Elizabeth Barker
KCSA Strategic Communications
cordova@kcsa.com
(212) 896-1233